

Grant Agreement

Australia-Singapore Initiative on Low Emissions Technologies for Maritime and Port Operations (**ASLET**)

between

Commonwealth Scientific and Industrial Research Organisation

and

Hyfuel Solar Refinery Pty Ltd

Contents

ASLET Grant Agreement

Grant Agreement ASLETPRJ002

Once completed, this document, including the Grant Details, the Supplementary Terms, the General Grant Conditions (Schedule 1), Reporting Requirements (Schedule 2) and Attachments, forms an Agreement between the CSIRO and the Grantee.

Parties to this Agreement

The Grantee

Full legal name of Grantee	HYFUEL SOLAR REFINERY PTY LTD
Trading or business name	HyFuel Solar Refinery
Australian Company Number (ACN)	672 680 527
Australian Business Number (ABN)	93 672 680 527
Registered for Goods and Services Tax (GST)?	Yes
Date from which GST registration was effective?	26 February 2025
Registered office (physical/postal)	Level 7, Suite 7.02, 124 Walker Street North Sydney NSW 2060
Relevant business place (if different)	As above
Telephone	███████████████
Email	███████████████

CSIRO

The Commonwealth Scientific and Industrial Research Organisation (ABN 41 687 119 230), a body corporate established by the *Science and Industry Research Act 1949 (Cth)* of CSIRO Black Mountain and Innovation Park, Clunies Ross Street, Acton, Australian Capital Territory, Australia ("CSIRO").

Background

CSIRO has agreed to enter this Agreement under which CSIRO will provide the Grantee with a Grant for the purpose of assisting the Grantee to undertake the associated Activity.

The Grantee agrees to use the Grant and undertake the Activity in accordance with this Agreement and the relevant Grant Details.

Scope of this Agreement

This Agreement comprises:

(a)   this document;

(b)   the Supplementary Terms;

(c)   General Grant Conditions (Schedule 1);

(d)   the Grant Details;

(e)   any other document referenced or incorporated in the Grant Details, including the ASLET Grant Opportunity Guidelines.

If there is any ambiguity or inconsistency between the documents comprising this Agreement in relation to the Grant, the document appearing higher in the list will have precedence to the extent of the ambiguity or inconsistency.

This Agreement represents the Parties' entire agreement in relation to the Grant provided under it and the relevant Activity and supersedes all prior representations, communications, agreements, statements and understandings, whether oral or in writing.

Certain information contained in or provided under this Agreement may be used for public reporting purposes.

Grant Details ASLETPRJ002

A. Purpose of the Grant

The Grant is being provided as part of the Australia-Singapore Initiative on Low Emissions Technologies for Maritime and Port Operations (ASLET) grant opportunity. The objectives, desired outcomes and priority challenge focus areas of the grant opportunity are specified in the ASLET Grant Opportunity Guidelines.

B. Activity

The Activity is made up of the Grantee's project and all eligible project activities as specified in these Grant Details.

Project title

Green Methanol Link – A supply chain study for the maritime industry.

Project scope and description

This project is a pre-feasibility study aimed at supporting the transport, storage and offtake of methanol for use in short-sea vessels. More specifically, this study considers methanol produced by the Solar Methanol 1 (SM1) project, a proposed demonstration plant in Carriewerloo, near Port Augusta in South Australia, with the scope to produce 7,500 tonnes per annum (tpa) of low-carbon methanol (green methanol). The SM1 demonstration plant will produce e-methanol using renewable energy, hydrogen from electrolysis and carbon dioxide captured from an industrial process.

This project focuses on utilising e-methanol as a marine fuel for short-sea vessels in Australia, with the long-term vision of significantly expanding supply into other markets, including Singapore. The project will address various technical, infrastructure, regulatory and commercial readiness aspects to ensure the successful adoption of green methanol in maritime operations. Key deliverables include comprehensive studies on technical standards, infrastructure requirements, regulatory landscapes, and market potential, culminating in a detailed report and knowledge sharing activities.

The project will be conducted in multiple phases, each targeting specific areas of readiness. The *technical readiness phase* will identify necessary standards and technical design options for methanol-ready engines and storage facilities. The *infrastructure readiness phase* will evaluate port, transport and storage options. The *regulatory readiness phase* will assess the policy landscape and calculate lifecycle emissions reductions. The *commercial readiness phase* will focus on market research, competitor analysis, and business model development. Finally, *knowledge sharing activities* will facilitate the dissemination of findings to other port users in Australia and Singapore, promoting the uptake of green fuels and strengthening international connections.

Australia-Singapore Initiative on Low Emissions Technologies for Maritime and Port Operations
CSIRO Grant Agreement – February 2025

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Project partners

The project will be led and delivered by Hyfuel Solar Refinery Pty Ltd. There are no project partners.

Project outputs

The project will produce the following deliverables:

- Technical readiness study – An overview of the key technical and safety considerations for the development of an e-methanol value chain from Australia to Singapore, and a review of technical design options and high-level design considerations for the value chain from specific ports.

- Commercial assessment report – A high-level market analysis of the potential trade flows for methanol relative to other alternate fuels in the maritime industry, including a deep-dive on the key commercial considerations for the design of an e-methanol value chain and high-level offtake mapping for e-methanol.

- Infrastructure readiness study – An assessment of port options and recommendation for the value chain, including transport and storage options assessment specific to the recommended ports, design of a high-level implementation plan, and technical risk assessment. High-level cost estimates for storage and transportation options will also be included.

- Regulatory assessment study – An analysis of regulatory trends specific to e-fuels and estimation of emissions reductions benefit that the use of e-methanol provides relative to conventional fuels (i.e. heavy fuel oil).

- Knowledge sharing activities – A summary report for public dissemination, public seminars in Australia and Singapore, and promotion of project activities on websites.

Project outcomes

It is anticipated that uptake of project outputs will deliver the following outcomes:

Reduced costs: The project will absorb the first-of-a-kind costs associated with applied research and technology development, to pave the way for large-scale green methanol production in Australia and facilitate the future roll out of e-methanol internationally.

Improved readiness: The project will support the demonstration of Australian-produced green methanol, increasing confidence in local industry and strengthening the technical and commercial viability of the methanol supply chain.

Increased uptake: The project will assess the economic impact of establishing the cross-border methanol value chain between Australia and Singapore. The findings of this report could be used to drive further industry investment in green methanol in Australia and Singapore, by providing confidence for other industry players to enter the green fuels space.

Reduced emissions: The project will present a tangible pathway to commercialisation for green methanol, in line with the International Maritime Organisation's (IMO) net zero target. In the short term, the project aims to support the production of ~7,500 tpa of green methanol with ~16,000 tCO2-e of associated emissions reductions.

Strengthened connections: The project will develop a detailed understanding of the technical readiness and infrastructure necessary to enable future Singaporean offtake of Australian-produced green methanol. The knowledge generated will be shared with other Australia and Singapore port users, strengthening the connections between these parties.

In undertaking the Activity, the Grantee must comply with the requirements of the ASLET Grant Opportunity Guidelines (as in force at the time of the application).

The Grantee must notify CSIRO about events relating to the project and provide an opportunity for the Minister or their representative to attend.

C. Duration of the Grant

The Activity starts on 3 March 2025 and ends on 15 October 2025 which is the **Activity Completion Date**.

The Agreement ends on 15 April 2026 which is the **Agreement End Date**.

In undertaking the Activity, the Grantee will meet the milestones by the due dates as specified in the Activity Schedule.







D. Payment of the Grant

The total amount of the Grant is $700,000 (plus GST if applicable).

Australia-Singapore Initiative on Low Emissions Technologies for Maritime and Port Operations
CSIRO Grant Agreement – February 2025

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The Grant will be provided at up to 50 per cent of eligible expenditure as defined in the ASLET Grant Opportunity Guidelines subject to availability of grant funds.

The Grantee must ensure that the Grant is held in an account in the Grantee's name and which the Grantee controls, with an authorised deposit-taking institution authorised under the *Banking Act 1959* (Cth) to carry on banking business in Australia.

The Grantee's nominated bank account into which the Grant is to be paid is as follows:

Bank Name:

Bank Branch:

BSB:

Account Number:

Account Name:

The Grant will be paid according to the following schedule. Payments are subject to satisfactory progress on the project and compliance by the Grantee with its obligations under this Agreement.



Invoicing

Each payment will be made following submission by the Grantee of a correctly rendered invoice.

To be correctly rendered, the invoice must:

- be emailed to

- meet the requirements of a tax invoice as set out in GST Law

- include the Project Title

- include the amount of grant funds to be paid together with the supporting documentation

- is accompanied by a certificate signed and dated by a duly authorised representative of the Grantee stating that:

  - the representations and warranties set out in this Agreement, including in clause 11 of the General Grant Conditions, are true and correct in all material respects as at the date the invoice is submitted;

  - no material breach is continuing or would result from the payment of funding by CSIRO; and

  - the Grantee is able, and has sufficient funds, to complete the project by the Final Milestone Date in accordance with this Agreement.

E. Reporting

The Grantee agrees to provide reports to CSIRO in accordance with the following Reporting Schedule and the reporting requirements in Schedule 2.



During the Agreement period, the CSIRO may ask the Grantee for ad hoc reports on the project. The Grantee must provide these reports in the timeframes notified by the CSIRO.

F. Party representatives and address for notices

Grantee's representative and address:



Name	
Position	
Postal/physical address(es)	
Mobile	
E-mail	
Alternative contact	

CSIRO representative and address:

Name	
Position	
Postal/physical address(es)	
Business hours telephone	
Mobile	
E-mail	
Alternative contact	

The Parties' representatives will be responsible for liaison and the day-to-day management of the Grant, as well as accepting and issuing any written notices in relation to the Grant.

G. Supplementary Terms

G1. Other Contributions

G1.1   'Other Contributions' means the financial or in-kind contributions other than the Grant set out in the following table:



G1.2   The Grantee agrees to provide, or to ensure the provision of, the Other Contributions and to use them to undertake the Activity. If the Other Contributions are not provided in accordance with this clause, then CSIRO may:

   (a)   suspend payment of the Grant until the Other Contributions are provided; or

   (b)   terminate this Agreement in accordance with clause 18 of the General Grant Conditions.

G2. Activity budget

G2.1   The Grantee agrees to use the Grant and any Other Contributions and undertake the Activity consistent with the Activity Budget in the following tables:







G2.3   CSIRO is not required to make a payment if it would result in the amount paid in a financial year exceeding the Annual Capped Amount for that financial year specified in the table under clause G2.2.

G2.4   In accordance with the Activity Budget under clause G2.1, the Annual Capped Amounts may not be exceeded unless CSIRO specifically approves an increase of that amount under clause G2.7.

G2.5   Subject to this clause, the Grantee may reallocate expenditure in respect of categories of expenditure in the Activity Budget, provided it does not materially change the Activity, any Milestone(s) set out in this Agreement, or cause the Grantee to be in breach of any of its obligations under this Agreement.

G2.6   The Grantee must give CSIRO:

(a) at any time the Grantee wishes to request a variation to any one or more of the Annual Capped Amounts; or

(b) if otherwise requested by CSIRO,

a revised Activity Budget in a form acceptable to CSIRO. The revised Activity Budget must clearly identify any proposed changes, including of any proposed changes to the Annual Capped Amounts, and explain the reasons for the proposed changes.

G2.7   CSIRO may, at its discretion, approve or reject a revised Activity Budget provided under clause G2.6 and/or any proposed changes to the Annual Capped Amounts. CSIRO's approval may be granted subject to conditions.

G2.8   If a revised Activity Budget and any proposed changes to the Annual Capped Amounts are approved by CSIRO, then it will become the Activity Budget and, if relevant, the Annual Capped Amounts will be adjusted accordingly.

G3. Record keeping

G3. 1   The Grantee agrees to maintain the following records:

(a) detail and document the conduct and management of the activity;

(b) identify the receipt and expenditure of the Grant and any Other Contributions separately within the Grantee's accounts and records so that at all times the Grant is identifiable; and

(c) keep financial accounts and records relating to the Activity so as to enable all receipts and payments related to the Activity to be identified and reported.

G3.2   The Grantee agrees to maintain the records for five years after the Activity Completion Date and provide copies of the records to CSIRO representative upon request.

G3.3   In addition to the obligations in this section G3, the Grantee agrees to:
(a) liaise with and provide information to CSIRO as reasonably required by CSIRO; and
(b) comply with CSIRO's reasonable requests, directions, or monitoring requirements, in relation to the Activity.
G3.4   Term G3 survives the termination, cancellation or expiry of the Agreement.

G4. Audit and acquittal

G4.1   The Grantee agrees to provide CSIRO with independently audited financial acquittal reports in relation to the income and expenses relating to the Grant and any Other Contributions (G1.1) verifying that the Grant was spent in accordance with this Agreement.

G4.2   Independently audited financial acquittal reports must be audited by:

   (a) a Registered Company Auditor under the *Corporations Act 2001* (Cth); or

   (b) a certified Practising Accountant; or

   (c) a member of the National Institute of Accountants; or

   (d) a member of the Institute of Chartered Accountants;

who is not a principal member, shareholder, officer or employee of the Grantee or a related body corporate.

G5. Activity Material

Not Applicable

G6. Access/monitoring/inspection

G6.1   The Grantee agrees to give CSIRO, or any persons authorised in writing by CSIRO:

   (a) access to premises where the Activity is being performed and/or where Material relating to the Activity is kept within the time period specified in a CSIRO notice; and

   (b) permission to inspect and take copies of any financial Material relevant to the Activity for the sole purposes of verifying that the Grant was spent in accordance with this Agreement.

G6.2   The Auditor-General and any Information Officer under the *Australian Information Commissioner Act 2010* (Cth) (including their delegates) are persons authorised for the purposes of clause G6.1.

G6.3   Term G6 does not detract from the statutory powers of the Auditor-General or an Information Officer (including their delegates).

G7. Equipment and Assets

G7.1   In this Agreement

   Asset means any item of property purchased, leased, created or otherwise brought into existence wholly, or in part, with the use of the Grant, excluding Activity Material and Intellectual Property Rights.

G7.2   The Grantee agrees to obtain CSIRO's prior written approval to use the Grant to purchase any item of equipment or Asset for more than $50,000 (including GST), apart from those listed in the Activity Budget and/or detailed below:

(a) Not applicable

G7.3   The Grantee agrees to maintain a register of all equipment and Assets with a value of $50,000 (including GST) or more at the time of the Asset's purchase, lease, creating or bringing into existence in the form specified below and to provide the register to CSIRO upon request.

Asset Register		
Item Number	**Description**	**Total Cost (GST incl.)**
Reference	Description of the equipment or Asset	Total cost of the equipment or Asset

G7.4   The Grantee agrees to use the equipment and Assets for the purposes of the Activity.

G7.5   Unless otherwise agreed in writing by CSIRO, the Grantee must ensure that it owns any equipment or Assets acquired with the Grant.

G7.6   The Grantee agrees that the proceeds of any equipment or Assets acquired with the Grant and disposed of during the Activity must be treated as part of the Grant and used for the purposes of the Activity.

G7.7   On expiration or termination of the Agreement, the Grantee agrees to transfer any Asset to CSIRO or a third party nominated by CSIRO or otherwise deal with the Asset as directed by CSIRO.

G8. Relevant qualifications, skills or checks

G8.1   The Grantee agrees to ensure that personnel performing work in relation to the Activity are appropriately qualified to perform the tasks and have the relevant skills and qualifications.

G8.2   The Grantee agrees to comply with all State, Territory and Commonwealth laws relating to the employment or engagement of persons in relation to the Activity.

G9. Activity specific legislation, policies and industry standards

G9.1   In this Agreement:

Legislation means a provision of a statute or subordinate legislation of the Commonwealth, or of a State, Territory or local authority.

G9.2   The Grantee agrees to comply with all Legislation applicable to its performance of this Agreement.

G9.3   The Grantee agrees, in carrying out its obligations under this Agreement, to comply with any of CSIRO's policies as notified, referred or made available by CSIRO to the Grantee (including by reference to an internet site).

G9.4   The Grantee agrees to comply with the requirements of the relevant legislation, policies and industry standards when undertaking the Activity including, but not limited to:

(a) Any relevant laws or regulations relating to safety handling standards, production, use, storage and transportation of hazardous chemicals.

(b) Any relevant laws or regulations relating to work health and safety.

(c) Any relevant laws or regulations relating to maritime and port settings, including marine safety, protection of the sea and navigation.

(d) *Australian Code for the Responsible Conduct of Research 2007*.

(e) *National Statement of Ethical Conduct in Human Research (2007) - Updated 2018*.

G9A. Fraud

G9A.1   In this Agreement:

Fraud means dishonestly obtaining a benefit, or causing a loss, by deception or other means, and includes alleged, attempted, suspected or detected fraud.

G9A.2   The Grantee must ensure that its personnel and subcontractors do not engage in any Fraud in relation to the Activity.

G9A.3   If the Grantee becomes aware of:

(a)   any Fraud in relation to the performance of the Activity; or

(b)   any other Fraud that has had or may have an effect on the performance of the Activity,

the Grantee agrees to report the matter to CSIRO and all appropriate law enforcement and regulatory agencies within 5 business days.

G9A.4   The Grantee must, at its own cost, investigate any Fraud referred to in clause G9A.3 in accordance with the Australian Government Investigations Standards available at www.ag.gov.au.

G9A.5   CSIRO may, at its discretion, investigate any Fraud in relation to the Activity. The Grantee agrees to co-operate and provide all reasonable assistance at its own cost with any such investigation.

G9A.6   This clause survives the termination or expiry of the Agreement.

G10. CSIRO Material, facilities and assistance

Not Applicable

G11. Jurisdiction

G11.1   This Agreement is governed by the law of the State of New South Wales.

G12. Grantee trustee of a Trust

Not Applicable

G13. Prohibited dealings

G13.1 In this Agreement:

Listed Terrorist Organisation	means an organisation listed as a terrorist organisation pursuant to Division 102 of the *Criminal Code Act 1995* (Cth). This list is available at: https://www.nationalsecurity.gov.au/Listedterroristorganisations/Pages/default.aspx;
Consolidated List	means the list of all individuals and entities subject to targeted financial sanctions pursuant to the *Charter of the United Nations Act 1945* (Cth) and the *Autonomous Sanctions Act 2011* (Cth). This list is available at: https://dfat.gov.au/international-relations/security/sanctions/Pages/consolidated-list.aspx;
World Bank Listing of Ineligible Firms and Individuals	means the list of firms and individuals ineligible to be awarded a World Bank-financed contract. This list is available at: https://www.worldbank.org/en/projects-operations/procurement/debarred-firms

G13.2 The Grantee agrees to take all reasonable steps to ensure that all individuals or entities involved in carrying out the Activity, including the Grantee itself and its officers, employees, contractors and agents:

(a) are not directly or indirectly engaged in preparing, planning, assisting in or the doing of a terrorist act;

(b) are not, and do not become a Listed Terrorist Organisation;

(c) are not, and do not become listed on the Consolidated List;

(d) are not, and to do not become listed on the World Bank Listing of Ineligible Firms and Individuals;

(e) are not owned or controlled by any individual or entity mentioned in the lists referred to in G13.2 (b) to (d); and

(f) do not provide direct or indirect support, resources or assets (including any grant funding) to any individual or entity associated with terrorism or mentioned in the lists referred to in G13.2 (b) to (d).

G13.3 The Grantee agrees to inform CSIRO immediately if the Grantee discovers that the Grantee itself or any of its officers, employees, contractors or agents or any other individual or entity involved in carrying out the Activity may have contravened this clause G13.

G14. Anti-corruption

G14.1   In this Agreement:

Illegal or Corrupt Practice means directly or indirectly:

(a)   making or causing to be made, any offer, gift, payment, consideration or benefit of any kind to any party, or

(b)   receiving or seeking to receive, any offer, gift, payment, consideration or benefit of any kind from any party, as an inducement or reward in relation to the performance of the Activity, which would or could be construed as an illegal or corrupt practice.

G14.2   The Grantee warrants that the Grantee, its officers, employees, contractors, agents and any other individual or entity involved in carrying out the Activity have not engaged in an Illegal or Corrupt Practice.

G14.3   The Grantee agrees not to, and to take all reasonable steps to ensure that its officers, employees, contractors, agents and any other individual or entity involved in carrying out the Activity do not:

(a)   engage in an Illegal or Corrupt Practice; or

(b)   engage in any practice that could constitute the offence of bribing a foreign public official contained in section 70.2 of the *Criminal Code Act 1995* (Cth).

G14.4   The Grantee agrees to inform CSIRO within five business days if the Grantee becomes aware of any activity as described in G14.3 in relation to the performance of the Activity.

G15. Work health and safety

G15.1   The Grantee agrees to ensure that it complies at all times with all applicable work health and safety legislative and regulatory requirements and any additional work health and safety requirements set out in the Grant Details.

G15.2   If requested by CSIRO, the Grantee agrees to provide copies of its work health and safety management plans and processes and such other details of the arrangements it has in place to meet the requirements referred to in clause G16.1.

G16. Corporate governance

G16.1   In this Agreement:

Constitution means (depending on the context):

(a)   a company's, body corporate's or incorporated association's constitution, or equivalent documents, which (where relevant) includes rules and any amendments that are part of the constitution;

(b)   in relation to any other kind of body:

(i)   the body's charter or memorandum; or

(ii)   any instrument or law constituting or defining the constitution of the body or governing the activities of the body or its members.

G16.2   The Grantee warrants that nothing in its constitution conflicts with its obligations under this Agreement.

G16.3   The Grantee agrees to provide a copy of its constitution to CSIRO upon request and inform CSIRO whenever there is a change in the Grantee's constitution, structure or management.

G17. Counterparts

G17.1   This Agreement may be executed in any number of counterparts. All counterparts, taken together, constitute one instrument. A Party may execute this Agreement by signing any counterpart.

Signatures

Executed as an agreement:

CSIRO:

Signed for and on behalf of the Commonwealth Scientific and Industrial Research Organisation (CSIRO)	
Name: (print) Position: (print) Signature and date:	Dr Dietmar Tourbier Research Unit Director, CSIRO Energy ██████████████████
Witness Name: (print) Signature and date:	Corinne Fisher ██████████████████

Grantee:

Name of Company:	Hyfuel Solar Refinery Pty Ltd (ABN: 93 672 680 527)
Director's Name: (print) Signature and date:	████████
Director/Company Secretary/Witness Name: (print) Signature and date:	██████████████████

Australia-Singapore Initiative on Low Emissions Technologies for Maritime and Port Operations
CSIRO Grant Agreement – February 2025

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Schedule 1 – General Grant Conditions

1. Undertaking the Activity

1.1 The Grantee agrees to undertake the Activity in accordance with this Agreement.

1.2   The Grantee is fully responsible for the Activity and for ensuring the performance of all its obligations under this Agreement in accordance with all relevant laws. The Grantee will not be relieved of that responsibility because of:

(a)   the grant or withholding of any approval or the exercise or non-exercise of any right by CSIRO; or

(b)   any payment to, or withholding of any payment from, the Grantee under this Agreement.

2. Acknowledgements

2.1 The Grantee agrees not to make any public announcement, including by social media, in connection with the awarding of the Grant without the CSIRO's prior written approval.

2.2 The Grantee agrees to acknowledge CSIRO's and/or DISR's support in Material published in connection with this Agreement and agrees to use any form of acknowledgment CSIRO reasonably specifies.

3. Notices

3.1 Each Party agrees to notify the other Party of anything reasonably likely to adversely affect the undertaking of the Activity, management of the Grant or its performance of its other requirements under this Agreement.

3.2 A notice given by a Party under this Agreement must be in writing and addressed to the other Party's representative as set out in the Grant Details or as most recently updated by notice given in accordance with this clause.

3.3 CSIRO may, by notice, advise the Grantee of changes to the Agreement that are minor or of an administrative nature provided that any such changes do not increase the Grantee's obligations under this Agreement. Such changes, while legally binding, are not variations for the purpose of clause 7.

4. Relationship between the Parties

A Party is not by virtue of this Agreement the employee, agent or partner of the other Party and is not authorised to bind or represent the other Party.

5. Subcontracting

5.1 The Grantee is responsible for the performance of its obligations under this Agreement, including in relation to any tasks undertaken by subcontractors.

5.2 The Grantee agrees to make available to CSIRO the details of any of its subcontractors engaged to perform any tasks in relation to this Agreement upon request.

6. Conflict of interest

6.1 Other than those which have already been disclosed to CSIRO, the Grantee warrants that, to the best of its knowledge, at the date of this Agreement, neither it nor its officers have any actual, perceived or potential conflicts of interest in relation to the Activity.

6.2 If during the term of the Agreement, any actual, perceived or potential conflict arises or there is any material change to a previously disclosed conflict of interest, the Grantee agrees to:

(a) notify CSIRO promptly and make full disclosure of all relevant information relating to the conflict; and

(b) take any steps CSIRO reasonably requires to resolve or otherwise deal with that conflict.

7. Variation, assignment and waiver

7.1 This Agreement may be varied in writing only, signed by both Parties.

7.2 The Grantee cannot assign its obligations, and agrees not to assign its rights, under this Agreement without CSIRO's prior written approval.

7.3 The Grantee agrees not to enter into negotiations with any other person for the purposes of entering into an arrangement that will require novation of, or involve any assignment of rights under, this Agreement without first consulting CSIRO.

7.4 A waiver by a Party of any of its rights under this Agreement is only effective if it is in a signed written notice to the other Party and then only to the extent specified in that notice.

8. Payment of the Grant

8.1 CSIRO agrees to pay the Grant to the Grantee in accordance with the Grant Details.

8.2 Notwithstanding any other provision of this Agreement, CSIRO may by notice withhold payment of any amount of the Grant and/or take other action specified in the Supplementary Terms if it reasonably believes that:

(a)   the Grantee has not complied with this Agreement;

(b)   the Grantee is unlikely to be able to perform the Activity or manage the Grant in accordance with this Agreement; or

(c)   there is a serious concern relating to this Agreement that requires investigation.

8.3 A notice under clause 8.2 will contain the reasons for any action taken under clause 8.2 and where relevant, the steps the Grantee can take to address those reasons.

8.4 CSIRO will only be obliged to pay the withheld amount once the Grantee has addressed the reasons contained in a notice under clause 8.2 to CSIRO's reasonable satisfaction.

9. Spending the Grant

9.1 The Grantee agrees to spend the Grant for the purpose of performing the Activity and otherwise in accordance with this Agreement.

9.2 Within 90 days after the Activity Completion, the Grantee agrees to provide CSIRO with an independently audited financial acquittal report verifying the Grant was spent in accordance with the Agreement.

10. Repayment

10.1 If any of the Grant has been spent other than in accordance with this Agreement or is additional to the requirements of the Activity, then CSIRO may, by written notice:

(a) require the Grantee to repay that amount to CSIRO;

(b) require the Grantee to deal with that amount as directed by CSIRO; or

(c) deduct the amount from subsequent payments of the Grant.

10.2 If CSIRO issues a notice under this Agreement requiring the Grantee to repay a Grant amount:

(a) the Grantee must do so within the time period specified in the notice;

(b) the Grantee must pay interest on any part of the amount that is outstanding at the end of the time period specified in the notice until the outstanding amount is repaid in full; and

(c) CSIRO may recover the amount and any interest under this Agreement as a debt due to CSIRO without further proof of the debt being required.

11. Representations and warranties

11.1 The Grantee represents and warrants that:

(a) (no misleading information): all information provided to CSIRO (including in the grant application) is true, correct, and complete in all material respects and is not misleading;

(b) (Intellectual Property):

 (i) the use or development of the Material by the Grantee to undertake the project; and

 (ii) CSIRO's use of the Reporting Material as contemplated in accordance with the requirements of this Agreement,

 will not infringe the Intellectual Property Rights or moral rights of any person;

(c) (legal capacity): it has full legal capacity to undertake the project and enter into this Agreement, and to carry out the Activities;

(d) (financial capacity): it has, or will have, sufficient funds to complete the project;

(e) (insolvency): no insolvency event has occurred, and there are no reasonable grounds to suspect that an insolvency event will occur, in respect of the Grantee; and

(f) (Guidelines): it has complied with the ASLET Grant Opportunity Guidelines in connection with the project.

11.2 The representations and warranties in clause 11.1 will, unless otherwise specified, be made on the signing of this Agreement by the Grantee, and be repeated on each date the Grantee:

(a) submits an invoice to CSIRO in accordance with Section D of the Grant Details; and

(b) receives payment of grant funding.

11.3 The Grantee acknowledges and agrees that CSIRO has entered into this Agreement and performs this Agreement in reliance on the representations and warranties made in this Agreement, including those set out in clause 11.1.

12. Intellectual Property

12.1 Subject to clause 12.2, the Grantee owns the Intellectual Property Rights in Activity Material and Reporting Material.

12.2 This Agreement does not affect the ownership of Intellectual Property Rights in Existing Material.

12.3 The Grantee provides CSIRO a permanent, non-exclusive, irrevocable, royalty-free licence to use, modify, communicate, reproduce, publish, adapt and sub-license the Reporting Material for CSIRO Purposes.

12.4 The licence in clause 12.3 does not apply to Activity Material.

13. Privacy

13.1 When dealing with Personal Information in carrying out the Activity, the Grantee agrees:

(a) to comply with the requirements of the *Privacy Act 1988* (Cth);

(b) not to do anything which, if done by CSIRO, would be a breach of an Australian Privacy Principle;

(c) to ensure that any of the Grantee's subcontractors or personnel and its Project Partners who deal with Personal Information for the purposes of this Agreement are aware of the requirements of the *Privacy Act 1988* (Cth) and the Grantee's obligations under this clause;

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(d) to immediately notify CSIRO if the Grantee becomes aware of an actual or possible breach of this clause by the Grantee or any of the Grantee's subcontractors or personnel and its Project Partners.

13.2 In carrying out the Activity, the Grantee agrees not to send any Personal Information outside of Australia without CSIRO's prior written approval. CSIRO may impose any conditions it considers appropriate when giving its approval.

14. Confidentiality

14.1 The Parties agree not to disclose each other's confidential information without the other Party's prior written consent unless required or authorised by law (including, the rules of a stock exchange, but only to the extent of that legal requirement and after CSIRO is informed and appropriate action is taken to protect the form and content of the disclosure) or Parliament.

14.2 Notwithstanding clause 14.1 , CSIRO may:

(a) disclose confidential information to a responsible authority if CSIRO acting reasonably, deems the information to expose or relate to a potential risk to public health or safety; or

(b) disclose confidential information to its responsible government Minister or in response to a request by a House of Parliament or a Committee of Parliament or a Senate Order.

14.3 If CSIRO is required to make disclosures under clause 14.2, it will use its best efforts to:

(a) redact information that constitutes Activity Material, Reporting Material and Grantee's Existing Material, or

(b) procure recipient's agreement to adhere to the confidentiality requirements under this Agreement.

15. Insurance

The Grantee agrees to maintain adequate insurance for as long as any obligations remain in connection with this Agreement and provide CSIRO with proof of insurance when requested.

16. Indemnities

16.1 The Grantee indemnifies CSIRO, its officers, employees and contractors against any claim, loss or damage arising in connection with the Activity.

16.2 The Grantee's obligation to indemnify CSIRO will reduce proportionally to the extent any act or omission involving fault on the part of CSIRO contributed to the claim, loss or damage.

17. Dispute resolution

17.1 The Parties agree not to initiate legal proceedings in relation to a dispute unless they have first tried and failed to resolve the dispute by negotiation.

17.2 The Parties agree to continue to perform their respective obligations under this Agreement where a dispute exists.

17.3 Failing settlement by negotiation in accordance with clause 17.1, the Parties may agree to refer the dispute to an independent third person with power to intervene and direct some form of resolution, in which case the Parties will be bound by that resolution. If the Parties do not agree to refer the dispute to an independent third person, either Party may initiate legal proceedings.

17.4 Each Party will bear their own costs in complying with this clause 17, and the Parties will share equally the cost of any third person engaged under clause 17.3.

17.4 The procedure for dispute resolution under this clause does not apply to action relating to termination, cancellation or urgent interlocutory relief.

18. Reduction, suspension and termination

Reduction in scope of agreement for fault

18.1 If the Grantee does not comply with an obligation under this Agreement and CSIRO reasonably believes that the non-compliance is incapable of remedy, or if the Grantee has failed to comply with a notice to remedy, CSIRO may by written notice reduce the scope of the Agreement.

18.2 The Grantee agrees, on receipt of the notice of reduction, to:

(a) stop or reduce the performance of the Grantee's obligations as specified in the notice;

(b) take all available steps to minimise loss resulting from the reduction;

(c) continue performing any part of the Activity or the Agreement not affected by the notice if requested to do so by CSIRO;

(d) report on, and return any part of the Grant to CSIRO, or otherwise deal with the Grant, as directed by CSIRO.

18.3 In the event of reduction under clause 18.1, the amount of the Grant will be reduced in proportion to the reduction in the scope of the Agreement.

Suspension

18.4 If:

(a) the Grantee does not comply with an obligation under this Agreement and CSIRO reasonably believes that the non-compliance is capable of remedy;

(b) CSIRO reasonably believes that the Grantee is unlikely to be able to perform the Activity or manage the Grant in accordance with this Agreement; or

(c) CSIRO reasonably believes that there is a serious concern relating to this Agreement that requires investigation;

CSIRO may by written notice:

(d) immediately suspend the Grantee from further performance of the Agreement (including expenditure of the Grant); and/or

(e) require that the non-compliance or inability be remedied, or the investigation be completed, within the time specified in the notice.

18.5 If the Grantee:

(a) remedies the non-compliance or inability specified in the notice to CSIRO's reasonable satisfaction, or CSIRO reasonably concludes that the concern is unsubstantiated, CSIRO may direct the Grantee to recommence performing the Activity; or

(b) fails to remedy the non-compliance or inability within the time specified, or CSIRO reasonably concludes that the concern is likely to be substantiated, CSIRO may reduce the scope of the Agreement in accordance with clause 18.1 or terminate the Agreement immediately by giving a second notice in accordance with clause 18.6.

Termination for fault

18.6 CSIRO may terminate this Agreement by notice where the Grantee has:

(a) failed to comply with an obligation under this Agreement and CSIRO reasonably believes that the non-compliance is incapable of remedy or where clause 18.5(b) applies; or

(b) provided false or misleading statements in relation to the Grant, including their application for the Grant; or

(c) becomes bankrupt or insolvent, entered into a scheme of arrangement with creditors, or come under any form of external administration.

18.7 The Grantee agrees, on receipt of the notice of termination, to:

(a) stop the performance of the Grantee's obligations;

(b) take all available steps to minimise loss resulting from the termination; and

(c) report on, and return any part of the Grant to CSIRO, or otherwise deal with the Grant, as directed by CSIRO.

19. Cancellation or reduction for convenience

19.1 CSIRO may cancel or reduce the scope of this Agreement by notice, due to:

(a) a change in government policy; or

(b) a Change in the Control of the Grantee, which CSIRO reasonably believes will negatively affect the Grantee's ability to comply with this Agreement; or

(c) the Head Grant Agreement is terminated for any reason.

19.2 The Grantee agrees on receipt of a notice of cancellation under clause 19.1 to:

(a) stop or reduce the performance of the Grantee's obligations as specified in the notice; and

(b) take all available steps to minimise loss resulting from that reduction or cancellation;

(c) continue performing any part of the Activity or the Agreement not affected by the notice if requested to do so by CSIRO; and

(d) report on, and return any part of the Grant to CSIRO, or otherwise deal with the Grant, as directed by CSIRO.

19.3 In the event of reduction or cancellation under clause 19.1, CSIRO will be liable only to:

(a) pay any part of the Grant due and owing to the Grantee under this Agreement at the date of the notice; and

(b) reimburse any reasonable expenses the Grantee unavoidably incurs that relate directly and entirely to the reduction in scope or cancellation of the Agreement.

19.4 In the event of reduction, the amount of the Grant will be reduced in proportion to the reduction in the scope of the Agreement.

19.5 CSIRO's liability to pay any amount under this clause is:

(a) subject to the Grantee's compliance with this Agreement; and

(b) limited to an amount that when added to all other amounts already paid under the Agreement will not exceed the total amount of the Grant.

19.5 The Grantee will not be entitled to compensation for loss of prospective profits or benefits that would have been conferred on the Grantee but for the cancellation or reduction in scope of the Agreement under clause 19.1.

19.6 CSIRO will act reasonably in exercising its rights under this clause.

20. Taxes, duties and government charges

20.1 The Grantee agrees to pay all taxes, duties and government charges imposed or levied in Australia or overseas in connection with the performance of this Agreement, except as provided by this Agreement.

20.2 If Goods and Services Tax (GST) is payable by a supplier on any supply made under this Agreement, the recipient of the supply will pay to the supplier an amount equal to the GST payable on the supply, in addition to and at the same time that the consideration for the supply is to be provided under this Agreement.

20.3 Parties acknowledge and agree that they each:

(a)   are registered for GST purposes;

(b)   have quoted their Australian Business Number to the other; and

(c)   must notify the other of any changes to the matters covered by this clause.

21. Conditions Precedent

21.1 This Agreement is subject to and conditional upon:

(1) at the Start Date:

(a)   the Grantee has obtained all the necessary licences and approvals to carry out the project and must provide CSIRO with evidence that it has complied with this clause;

(b)   if the Grantee has agreed to collaborate with a Project Partner to deliver the project, the Grantee has:

(i) executed an agreement with that Project Partner in respect of such collaboration within 2 months from the Start Date;

(ii) provided CSIRO with a copy of such executed agreement between the Grantee and Project Partner; and

(2) within 2 months from the Start Date, the Grantee commencing the project and notifying CSIRO in writing of such commencement of the project (**Conditions Precedent**).

21.2 **Satisfactions or waiver of Conditions Precedent**

(a)   The Grantee must use its reasonable endeavours to satisfy the Conditions Precedent, including procuring the performance by any third parties to ensure that this occurs.

(b)   The Grantee must keep CSIRO informed of any circumstances which may result in any Conditions Precedent not being satisfied or incapable of being satisfied.

(c)   Only CSIRO can determine if the Conditions Precedent have been satisfied or waive a Condition Precedent.

21.3 If the Conditions Precedent are not waived or satisfied in accordance with clause 21.2, CSIRO may, by giving written notice to the Grantee after the respective dates described in clause 21.2, terminate this Agreement.

21.4 Notwithstanding any other provision under this Agreement, if CSIRO terminates this Agreement under clause 21.3, then, in addition to any other rights, powers or remedies provided by law:

(a)   each Party is released from the performance its obligations under this Agreement, other than clauses 13 and 14;

(b)   the Grantee will have no claims against CSIRO in connection with the termination of this Agreement under clause 21.3; and

(c)   the Grantee must repay any grant funds received from CSIRO.

22. Project Partners

22.1 If the Grantee is delivering the project with a Project Partner, the Grantee:

(a)   must lead the project and co-ordinate the delivery of the project with each Project Partner;

(b)   is not relieved of any of its obligations under this Agreement and remains liable to CSIRO for the acts, defaults and neglect of each Project Partner as if they were the acts, defaults or neglect of the Grantee; and

(c)   must enter into a written agreement with each Project Partner in accordance with clause 21.1(b).

22.2 The Grantee must ensure that a Project Partner is suitably qualified, skilled, knowledgeable, experienced and competent to deliver the project.

22.3 Prior to any Project Partner providing any of its services to deliver the project, the Grantee must ensure that its agreement with the Project Partner:

(a)   is consistent with the terms and conditions of this Agreement as they relate to the Project Partner and the role the Project Partner will play to deliver the project;

(b)   prohibits the Project Partner from subcontracting its services without CSIRO's prior written consent; and

(c)   includes a right for the Grantee to terminate its agreement with the Project Partner on the expiry or termination of this Agreement.

22.4 The Grantee remains fully responsible for, and will be liable for the services delivered by the Project Partner, and indemnifies CSIRO in respect of, the acts and omissions of all Project Partners as if they were acts or omissions of the Grantee.

23. Notifiable incidents

The Grantee must notify CSIRO immediately of any of the following:

(a) when it becomes aware of Alleged Misconduct or a Serious Incident in relation to the delivery of the project;

(b) any serious complaints received in relation to the delivery of the project;

(c) the occurrence of any event which may cause adverse publicity in relation to the project, CSIRO, DISR or Commonwealth Government;

(d) another Government body or agency terminates an arrangement with the Grantee under which it receives funding;

(e) any current, pending or threatened Reputational Proceedings;

(f) any claim involving the Grantee which may adversely affect:

(i) the operation or financial position of the Grantee; or

(ii) the Grantee's ability to perform its obligations under this Agreement;

(g) any dispute between the Grantee and any Project Partner that may detrimentally affect the Grantee's delivery of the project; or

(h) any material changes to the Risk Management Plan that is likely to negatively impact the Grantee's ability to deliver the project or comply with its obligations under this Agreement.

24. Use of names and publicity

The Grantee will not use CSIRO's name (that is, "CSIRO" or "Commonwealth Scientific and Industrial Research Organisation") or DISR's name (that is, "DISR" or "Department of Industry, Science and Resources") in a manner that suggests that CSIRO or DISR endorses, or is associated with, the Grantee's business, products or services. In no case may the Grantee use CSIRO's or DISR's logo without first receiving CSIRO's and/or DISR's prior written consent.

25. Survival

Clauses 9 (Spending the Grant), 10 (Repayment), 11 (Recording keeping and reporting), 12 (Intellectual Property), 13 (Privacy), 14 (Confidentiality), 16 (Indemnities), 17 (Dispute resolution), 25 (Survival), 26 (Definitions) and G6 (Access/monitoring/inspection). survive termination, cancellation or expiry of this Agreement.

26. Definitions

In this Agreement, unless the contrary appears:

- **Activity** means the activities described in the Grant Details and includes the provisions of the Reporting Materials.

- **Activity Completion Date** means the date or event specified in the Grant Details.

- **Activity Material** means any Material, other than Reporting Material, created or developed by the Grantee as a result of the Activity and includes any Existing Material that is incorporated in or supplied with the Activity Material.

- **Agreement** means the Grant Details, Supplementary Terms, General Grant Conditions and any other document referenced or incorporated in the Grant Details.

- **Agreement End Date** means the date or event specified in the Grant Details.

- **Alleged Misconduct** means an allegation which raises a reasonable suspicion of misconduct which may have a serious impediment to the delivery of the project or the performance of activities under the project, including serious or persistent harassment or bullying, or a criminal offence such as theft, fraud or assault.

- **Australian Privacy Principle** has the same meaning as in the *Privacy Act 1988*.

- **Change in the Control** means any change in any person(s) who directly exercise effective control over the Grantee.

- **CSIRO** means the Commonwealth Scientific Industrial Research Organisation and includes, where relevant, its officers, employees, contractors and agents.

- **CSIRO Purposes** includes the following:

  (a) CSIRO verifying and assessing grant proposals, including a grant application;

  - CSIRO administering, monitoring, reporting on, auditing, publicising and evaluating a grant program or exercising its rights under this Agreement;

  - CSIRO preparing, managing, reporting on, auditing and evaluating agreements, including this Agreement; and

  - CSIRO developing and publishing policies, programs, guidelines and reports, including CSIRO annual reports;

  but in all cases excludes the commercialisation (being for-profit use) of the Material by CSIRO.

- **DISR** means the Department of Industry, Science and Resources.

- **Existing Material** means Material developed

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independently of this Agreement that is incorporated in or supplied as part of Reporting Material or Activity Material.

- **General Grant Conditions** means this document.

- **Grant** means the money, or any part of it, payable by CSIRO to the Grantee as specified in the Grant Details and includes any interest earned by the Grantee on that money once the Grant has been paid to the Grantee.

- **Grantee** means the legal entity specified in the Agreement and includes, where relevant, its officers, employees, contractors and agents.

- **Grant Details** means the document titled Grant Details that forms part of this Agreement.

- **Head Grant Agreement** means the Commonwealth Standard Grant Agreement between CSIRO and DISR signed in or about April 2022.

- **Intellectual Property Rights** means all copyright, patents, registered and unregistered trademarks (including service marks), registered designs, and other rights resulting from intellectual activity (other than moral rights under the *Copyright Act 1968*).

- **Material** includes documents, equipment, software (including source code and object code versions), goods, information and data stored by any means including all copies and extracts of them.

- **Party** means the Grantee or CSIRO.

- **Personal Information** has the same meaning as in the *Privacy Act 1988*.

- **Project Partner** means an organisation engaged by the Grantee.

- **Records** includes documents, information and data stored by any means and all copies and extracts of the same.

- **Reporting Material** means all Material which the Grantee is required to provide to CSIRO for reporting purposes as specified in the Grant Details and includes any Existing Material that is incorporated in or supplied with the Reporting Material.

- **Reputational Proceedings** means any inquiry, investigation, conciliation, mediation, arbitration or such similar proceedings against the Grantee or any director, officer, employee, subcontractor or agent of the Grantee that could, or has the potential to, in the reasonable opinion of CSIRO, have an adverse effect on the reputation of the project, CSIRO, DISR or the Commonwealth Government.

- **Serious Incident** means an incident that:

  (a) is likely to impact on CSIRO's ability to deliver the project or otherwise fulfil its obligations under the Agreement;

  (b) arises in respect of work, health and safety in connection with the delivery of the project;

  (c) requires an emergency response, or involves death or serious injury or any criminal activity; or

  (d) has or may attract significant public interest and attention.

Schedule 2 – Reporting Requirements

Appendix 1 – Progress reporting requirements

You will need to provide the following information in your progress reports. CSIRO reserves the right to amend or adjust the requirements.

- Complete and submit the report in the template provided (**Attachment D – ASLET Progress Report Template**).

- Complete and submit the report in the template provided (**Attachment E – ASLET Budget Report Template**).

You must complete your report on the supplied reporting template(s) and submit your report by email to

Appendix 2 – End of project reporting requirements

You will need to provide the following information in your end of project report. CSIRO reserves the right to amend or adjust the requirements.

- Complete and submit the report in the template provided (**Attachment F – ASLET End of Project Report Template**).

- Complete and submit the report in the template provided (**Attachment E – ASLET Budget Report Template**).

You must complete your report on the supplied reporting template(s) and submit your report by email to

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Appendix 3 – Independent audit report

Background

These templates assist Grantees (and their auditors) to understand the audit requirements under the Grant Agreement.

When an independent audit report is required, the Grantee must provide us with:

- a statement of grant income and expenditure against the expenditure categories under the Grant Agreement (Attachment A)

- an independent audit report on the statement of grant income and expenditure (Attachment B)

- certification of certain matters by the auditor (Attachment C).

Eligible expenditure

Advice on eligible expenditure for projects under the grant opportunity can be found in grant opportunity guidelines. These guidelines are revised from time to time and therefore more than one version of the document may exist. The relevant guidelines are those that were effective at the time the Grantee's application was accepted.

It is essential that Grantees and their auditors understand the eligible expenditure requirements because these determine whether, and the extent to which, certain costs are reportable and claimable.

The amount of grant funding we approve is based on the Grantee's estimated eligible expenditure, as provided in their application. However, the grant funding any Grantee is ultimately entitled to receive is determined against actual eligible expenditure incurred and paid for on the project. The grant amount specified in the grant agreement is the **maximum** amount the Grantee may be paid.

The expenditure reported in the 'statement of grant income and expenditure' at attachment A must represent actual 'eligible expenditure' paid on the project during that period.

Attachment A – Statement of grant income and expenditure

Grant opportunity name	[grant opportunity name]
Project number	[project number]
Grantee	[organisation]
Project title	[project title]
Reporting period start date	[project start date or other reporting period start date]
Reporting period end date	[project end date or other reporting period end date]

This statement of grant income and expenditure must be prepared by the Grantee and contain the following:

- Statement of funds, Grantee contributions and other financial assistance*
- Statement of eligible expenditure*
- Notes to the statement of eligible expenditure, explaining the basis of compilation
- Certification by directors of the Grantee
- *We will compare this information to that detailed in the grant agreement.

1. Statement of funds, Grantee contributions and other financial assistance

Complete the following table for all cash [and in-kind] contributions for your project for the period in question, including

- the grant
- other government funding
- your own contributions
- partner or other third party contributions
- any additional private sector funding.

Insert rows as required.

Contributor	Cash amount (GST excl)	[Estimated in-kind amount (GST excl)]	Total (GST excl)
Grant	$[enter amount]	$[enter amount]	$[enter amount]
Grantee	$[enter amount]	$[enter amount]	$[enter amount]
[enter contributor]	$[enter amount]	$[enter amount]	$[enter amount]
[enter contributor]	$[enter amount]	$[enter amount]	$[enter amount]

Contributor	Cash amount (GST excl)	[Estimated in-kind amount (GST excl)]	Total (GST excl)
Total	$[enter amount]	$[enter amount]	$[enter amount]

2.   Statement of eligible expenditure

You must provide detail of the eligible expenditure that has been incurred and paid for during the reporting period in the 'Statement of eligible expenditure' spreadsheet.

Comment on any variance between the expenditure items and amounts detailed in the grant agreement and the actual items and amounts detailed in the attached statement of eligible expenditure.

[enter details]

3.   Note to the statement of eligible expenditure

3.1   Eligible expenditure

The eligible expenditure as reported in the statement of eligible expenditure is in accordance with the grant opportunity guidelines.

3.2   Basis of compilation

This statement of eligible expenditure has been prepared to meet the requirements of the grant agreement between [enter Grantee name] and CSIRO. Significant accounting policies applied in the compilation of the statement of grant income and expenditure include the following:

[enter details]

4. Certification by directors [if not director, replace with appropriate equivalent]

[Grantee name]

[Project Title]

For the period [dd/mm/yyyy] to [dd/mm/yyyy]

We confirm that, to the best of our knowledge and believe, having made such enquiries as we considered necessary for the purpose of appropriately informing ourselves:

Statement of grant income and expenditure

a. We have fulfilled our responsibilities for the preparation of the statement of grant income and expenditure in accordance with the cash basis of accounting and the terms of the Grant Agreement with CSIRO dated [enter date]; in particular, the statement of grant income and expenditure presents fairly in accordance therewith.

b. All events subsequent to the date of the statement of grant income and expenditure which require adjustment or disclosure so as to present fairly the statement of grant income and expenditure, have been adjusted or disclosed.

c. [Where applicable] The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the statement of grant income and expenditure as a whole. A list of the uncorrected misstatements is attached to this representation letter.

d. That all Grantee contributions and other financial assistance were spent for the purpose of the project and in accordance with the Grant Agreement and that the Grantee has complied with the Grant Agreement and relevant accounting policies.

e. That salaries and allowances paid to persons involved in the project are in accordance with any applicable award or agreement in force under any relevant law on industrial or workplace relations.

Signature ....

Name   [enter name]

Director

Date   [dd/mm/yyyy]

Signature ....

Name   [enter name]

Director

Date   [dd/mm/yyyy]

5.   For Auditor use only

I certify that this statement of grant income and expenditure is the one used to prepare my independent audit report dated [enter date] for CSIRO.

Signature ....

Name   [enter name]

Position   [enter position]

Auditor's employer   [enter employer name]

Date   [dd/mm/yyyy]

Attachment B - Independent audit report

Background for auditors

The purpose of the independent audit report is to provide us with an auditor's opinion on the Grantee's statement of grant income and expenditure. The statement of grant income and expenditure is prepared by the Grantee to correspond with the expenditure reported to CSIRO by the Grantee for the same period, in the process of claiming grant payments.

The independent audit report must be prepared by a person who is an approved auditor.

An approved auditor is a person who is:

a.   registered as a company auditor under the *Corporations Act 2001* or an appropriately qualified member of Chartered Accountants Australia and New Zealand, or of CPA Australia or the Institute of Public Accountants; and

b.   not a principal, member, shareholder, officer, agent, subcontractor or employee of the Grantee or of a related body corporate or a Connected Entity.

The audit should be undertaken and reported in accordance with Australian Auditing Standards.

The independent audit report must follow the required format and include any qualification regarding the matters on which the auditor provides an opinion. We may follow up any qualifications with the Grantee or auditor. The independent audit report must be submitted on the auditor's letterhead.

Auditors must comply with the professional requirements of Chartered Accountants Australia and New Zealand, CPA Australia and the Institute of Public Accountants in the conduct of their audit.

If the auditor forms an opinion that the statement of grant income and expenditure does not give a true and fair view of the eligible expenditure for the period, the independent audit report should be qualified and the error quantified in the qualification section of the independent audit report.

The required independent audit report format follows.

Auditor's report

Independent audit report in relation to [Grantee name]'s statement of grant income and expenditure to CSIRO

We have audited:

a.   the accompanying statement of grant income and expenditure of [Grantee name] for the period [dd/mm/yyyy] to [dd/mm/yyyy], a summary of significant accounting policies and other explanatory information, and management's attestation statement thereon (together "the financial statement"). The financial statement has been prepared by management using the cash basis of accounting described in note 3.2 to the financial statement; and

b.   [Grantee name]'s compliance with the terms of the grant agreement between [Grantee name] and CSIRO dated [date of agreement] for the period [dd/mm/yyyy] to [dd/mm/yyyy] (the grant agreement).

We have:

a.   reviewed [Grantee name]'s statement of labour costs in support of its claim of eligible expenditure[; and

b.   performed limited assurance procedures on [Grantee name]'s statement of employee numbers under the grant agreement].

Management's responsibility

Management is responsible for:

a.   the preparation and fair presentation of the financial statement in accordance with the basis of accounting described in note 3.2, this includes determining that the cash basis of accounting is an acceptable basis for the preparation of the financial statement in accordance with the grant agreement;

b.   compliance with the terms of the grant agreement;

c.   the preparation of the statement of employee numbers and labour costs in support of eligible expenditure; and

d.   such internal control as management determines is necessary to:

    i enable the preparation of the financial statement and the statement of [employee numbers and]labour costs that are free from material misstatement, whether due to fraud or error; and

    ii enable compliance with the terms of the grant agreement.

Auditor's responsibility

Our responsibilities are:

a.   To express an opinion, based on our audit, on:

    i   the financial statement; and

    ii   [Grantee name]'s compliance, in all material respects, with the terms of the grant agreement; and

b.   To conclude based on:

    i   our review procedures, on the statement of labour costs; and

    ii   our limited assurance procedures on the statement of employee numbers.

We conducted our audit of the financial statement in accordance with Australian Auditing Standards; our audit of compliance with the grant agreement in accordance with ASAE 3100, our review of the statement of labour costs in accordance with ASRE 2405[; and our limited assurance procedures on employee numbers in accordance with ASAE 3000]. The applicable Standards require that we comply with relevant ethical requirements and plan and perform our work to:

a.   obtain reasonable assurance about whether the financial statement is free from material misstatement and that [Grantee name] has complied, in all material respects, with the terms of the grant agreement; and

b.   obtain limited assurance as to whether anything has come to our attention that causes us to believe that the statements of employee numbers and labour costs are materially misstated.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement and about the Grantee's compliance with the grant agreement. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Grantee's preparation and fair presentation of the financial statement, and to the Grantee's compliance with the grant agreement, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Grantee's internal control. An audit also includes evaluating the appropriateness of accounting policies used by management, as well as evaluating the overall presentation of the financial statement.

A review consists of making enquiries and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the statement of labour costs.

A limited assurance engagement undertaken in respect of the statement of employee numbers, in accordance with ASAE 3000 involves [level of detail about procedures to be determined by the auditor]. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement; and consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion, review and limited assurance conclusions.

Opinion

In our opinion:

a.   the financial statement presents fairly, in all material respects, the grant income and expenditure of [Grantee name] for the period [dd/mm/yyyy] to [dd/mm/yyyy] in accordance with the cash basis of accounting described in note 3.2 and the terms of the grant agreement, dated [date of agreement], with CSIRO; and

b.   [Grantee name] has complied, in all material respects, with the requirements of the grant agreement between the organisation and CSIRO dated [date of agreement], for the period [dd/mm/yyyy] to [dd/mm/yyyy].

Basis of Accounting and Restriction on Distribution

Without modifying our opinion, we draw attention to note 3.2 to the financial statement, which describes the basis of accounting. The financial statement is prepared to provide information to the department in accordance with the grant agreement, dated [date of agreement]. As a result, the financial statement may not be suitable for another purpose.

Use of Report

This report has been prepared for [Grantee name] and the department in accordance with the requirements of the grant agreement between [Grantee name] and CSIRO, dated [date of agreement]. We disclaim any assumption of responsibility for any reliance on this report to any persons or users other than [Grantee name] and the department, or for any purpose other than that for which it was prepared.

Conclusions

Based on:

a.   Our review, which is not an audit, nothing has come to our attention that causes us to believe that the statement of labour costs in the period [dd/mm/yyyy] to [dd/mm/yyyy] is not, in all material respects, fairly presented in accordance with the grant agreement dated [date of agreement] with CSIRO[; and

b.   The procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the statement of employee numbers as at [dd/mm/yyyy] is not prepared, in all material respects, in accordance with the grant agreement dated [date of agreement] with CSIRO].

Auditor's signature	....
Name	[enter name]
Auditor's employer	[enter employer name]
Employer's address	[enter address]
Qualifications	[enter qualification]
Position	[enter position]
Date	[dd/mm/yyyy]

Australia-Singapore Initiative on Low Emissions Technologies for Maritime and Port Operations
CSIRO Grant Agreement – February 2025

Page 41 of 44

Attachment C - Certification of certain matters by the auditor

CSIRO also requires a certification of certain matters by the auditor in addition to the independent audit report. This should be submitted with the statement of grant income and expenditure and independent audit report.

The auditor who signs this certification must also initial and date a copy of the Grantee's statement of eligible expenditure. CSIRO will not accept an independent audit report that lacks this attachment.

The required format of certification is on the following page.

[print on auditor letterhead]

[addressee]
Attention:

CSIRO
GPO Box 1700
Canberra ACT 2601

I understand that CSIRO and [Grantee name] have entered into a g=Grant Agreement for the provision of financial assistance under the [grant opportunity name] to the Grantee for the project. A condition of funding under the Grant Agreement is that the Grantee provides a statement of grant income and expenditure certifying that expenditure on approved project items has been incurred within the relevant audit period and paid in accordance with the grant opportunity guidelines, and is supportable by appropriate documentation.

In fulfilment of the condition, I hereby certify that:

a. I am a member of Chartered Accountants Australia and New Zealand/ CPA Australia/ the Institute of Public Accountants (as a Public Practice Certified Member).

b. I have prepared the independent audit report on [Grantee name]'s, statement of grant income and expenditure in accordance with the details of the grant agreement between the Grantee and CSIRO, project no [project no] dated [dd/mm/yyyy].

c. I have reviewed the grant agreement between the Grantee and CSIRO, project no [project no] dated [dd/mm/yyyy], and related grant opportunity guidelines and understand the requirements pertaining to financial reporting and eligible expenditure contained therein.

d. I have signed the attached copy of [Grantee name]'s statement of eligible expenditure that I used to prepare the independent audit report.

e. I have complied with the professional independence requirements of Chartered Accountants Australia and New Zealand/ CPA Australia/the Institute of Public Accountants. I specifically certify that I:

    i   am not, and have not been, a director, office holder, or employee of [Grantee name] or related body corporate of [Grantee name]

    ii have not been previously engaged by [Grantee name] for the purpose of preparing their [grant opportunity name] application or any report required under the grant agreement

    iii have no financial interest in [Grantee name].

Signature ....

Name   [enter name]

Qualifications [enter qualification]

Position   [enter position]

Date   [dd/mm/yyyy]